UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

FOR IMMEDIATE RELEASE	25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com News Release

Media Contact: Bradley Dawson Vice President, Marketing and Product Development 312.587.3844 bdawson@driehaus.com

Driehaus Capital Management Urges Willis Group Holdings to Revise Its Offer to Close the Valuation

Gap and the Merger-of-Equals Price Gap

CHICAGO, Ill., November 19, 2015 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 1,175,113 shares of Towers Watson & Company (NASDAQ: TW), today issued the following open letter to TW shareholders:

Fellow Shareholders,

The increased consideration offered to Towers Watson shareholders today is an acknowledgement that the deal’s initial terms were inadequate. This is a step in the right direction, but the offer is still too low and closes neither the valuation gap nor the merger-of-equals price gap.

A true merger of equals would dictate a special dividend of $17.72.1 In the interests of all involved, we urge Willis Group Holdings to put its best and final offer on the table.

Sincerely,

K.C. Nelson Portfolio Manager, Alternative Strategies Driehaus Capital Management LLC	Matthew Schoenfeld Assistant Portfolio Manager Driehaus Capital Management LLC

Note

[1]	Merger of equals assumes a 2.649x exchange rate and unaffected pre-announcement share prices.

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $9.6 billion in assets under management as of October 31, 2015. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of November 19, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 1,175,113 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of November 18, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy.